EX-99.CODE ETH

FORTUNE V SEPARATE ACCOUNT

Code of Ethics
for
Chief Executive and Senior Financial Officers

The Fortune V Separate Account (the “Fund”) is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Fund’s Chief Executive Officer, Chief Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Fund pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business as registered investment companies. You are also bound by the requirements and standards set forth in this Code of Ethics and other applicable laws and regulations and other policies and procedures adopted by the Fund from time to time.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.”

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Fund’s interests and to use objective and unbiased standards when making decisions that affect the Fund, keeping in mind that you are subject to inherent conflicts of interest because certain officers are also officers of Universal Financial Services (the “Adviser”) as well as the Fund. Your obligation to conduct the Fund’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. A conflict of interest for the purpose of this Code of Ethics occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Fund. The 1940 Act Code of Ethics, the Adviser’s and the Fund’s allocation procedures and the other policies of the Fund are designed to ensure the ethical handling of such conflicts. As a result, it is incumbent on you to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Fund’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Fund. When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where you are receiving a personal benefit, you should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Fund’s or the Adviser’s other applicable policies and procedures. If you are in doubt as to the application or interpretation of any of these, you should make full disclosure of all facts and circumstances to, and obtain the prior written approval of the Secretary of the Fund.

Disclosures

It is the policy of the Fund to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Fund. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by the Fund’s standards, policies and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of applicable laws, regulations, policies, procedures or this Code of Ethics, you must immediately report that information to the Chairman of the Audit Committee of the Fund. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Secretary of the Fund. Changes in and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Fund’s Senior Officers in the conduct of the Fund’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.

FORTUNE V SEPARATE ACCOUNT

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICERS

ANNUAL CERTIFICATION FORM

This is to certify that I have read and understand the Code of Ethics for Principal Executive and Senior Financial Officers of Fortune V Separate Account, as adopted May 19, 2021 (the “Code”) and that I recognize that I am subject to the provisions thereof and will comply with the policies and procedures stated therein.

[For annual certifications: This is to further certify that I have complied with the requirements of the Code during the periods of time as set forth below:

Acknowledgement for the year ended ________]

Please sign your name here: ________________________

Please print your name here: ________________________

Indicate your title with the Fund: ____________________

Please date here: ________________

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